Filed by The Nasdaq Stock Market, Inc. pursuant

to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

NASDAQ internal employee communication

From: Bob Greifeld

To: NASDAQ staff

Subject: NASDAQ and OMX to Combine

Dear Colleagues,

I am very pleased to tell you that NASDAQ, together with OMX, a leading global provider of exchange technology services, have agreed to combine into a single company. The combination will be called The NASDAQ OMX Group, Inc., and together we will create the largest global network of exchanges and exchange customers linked by technology.

NASDAQ and OMX are both driven by innovation and competition, and the new company will provide significant benefits for the customers, shareholders and other stakeholders of both companies.

The terms of the offer is a mixture of cash and stock with NASDAQ shareholders owning approximately 70% of the shares and OMX owning the remaining 30%. Full details of the offer can be found in the press release that we issued today.

I am excited about this opportunity, which will create a new competitor in the exchange space. The combination will be a world technology leader and will expand across asset classes and provide a technology presence across 50 countries worldwide. We share a common competitive heritage with the employees of OMX, and I know that we will enjoy working closely with them.

The combined group will have approximately 2,349 employees in 22 countries. The NASDAQ OMX Group, Inc. headquarters will be located in New York, which will serve as the center of operations for the group’s U.S. cash trading business. The combined group’s pan-European, international and derivatives activities will be located in London. Stockholm will be the center of operations for the group’s Nordic cash activities and technology operations.

This transaction truly represents the intersection of global technology and exchange operation and exemplifies the pioneering vision that NASDAQ has carried forwarded since its inception.

Please join me today for a brief conference call/audio webcast at 11:00 a.m. ET. The access information is listed below and on Qnetwork.

Thank you and I look forward to speaking with you later today.

Regards,

/s/ Bob G

Bob G

Join Bob Greifeld for a Conference Call/ audio webcast to discuss the

NASDAQ OMX announcement at 11:00 a.m. ET

Audio webcast URL (listen only):

http://nsdq.client.shareholder.com/internal/mediaregister.cfm?mediaid=25804

Dial-in (listen only): 866.765.6327 Toll-Free, 913.312.6621 International

Important Note: We have a limited number of lines for this call. If you are traveling or without internet connectivity, you may access the call through the dial-in numbers, otherwise access the call via web URL listed above.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and Nasdaq caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving Nasdaq and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in Nasdaq’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on Nasdaq’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While Nasdaq reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by Nasdaq in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and Nasdaq expect that Nasdaq will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Nasdaq that also constitutes a prospectus of Nasdaq. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by Nasdaq with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Nasdaq’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.